Filed by The J. M. Smucker Company (Commission File No. 001-05111)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

. . .

A video presentation by Mark T. Smucker, Chair of the Board, President and CEO of the Company, was shared with employees of Hostess Brands on September 14, 2023. Below is a transcript of such presentation and the associated presentation slides.

Hello, friends at Hostess Brands. On behalf of our entire organization, I want to share how excited I am to have the opportunity to speak with you today. We have long admired Hostess brands, Andy’s leadership, and by extension, all of you, because it is people who bring strategy to life and deliver. And your growth and results speak for themselves, and what you have achieved over the last decade -rebuilding your company, growing these brands and re-imagining your distribution model—is remarkable. I wanted to take the time to share a bit about our company and why we’re excited about the Hostess Brand’s business, but before I do, please note some of the information I’m about to share include certain forward-looking statements. I’m humbled and grateful to be the sixth Smucker to serve as President & CEO. Every day I’m excited about the team I get to work with and the brands and products in our portfolio.

What started as a modest apple butter company founded by my great, great grandfather, Jerome Monroe Smucker in Orville, Ohio, is today an $8.5 billion-dollar leader in multiple consumer packaged goods categories. We’re proud to have celebrated 125 years of growth last year, a milestone that less than 5% of companies achieve. In those 125 years, our Company has kept an unwavering focus on our values, rooted in our Basic Beliefs and Our Commitment to Each Other, delivering quality products consumers can trust for themselves and their families and supporting our employees. We have a beloved family of iconic brands that are found in nearly 80% of U.S. households, and we have a rich culture with 6,000 talented and experienced employees across the U.S. and Canada. In my letter to you on Monday, I shared our Culture on a Page, and these represent so much more than just words on a page to us. This outlines the three components of our Company’s culture, our Purpose, our Commitment to Each Other and our Basic Beliefs. The one I want to spend a little time on today is our Basic Beliefs. At Smucker, our Basic Beliefs are the values we adhere to and the behaviors we strive to implement as we make strategic decisions and interact daily. We believe that we must Be Bold in our decisions, but we also must Be Kind and treat people the way we would want to be treated. We must Play to Win externally while collaborating internally, all without compromising our commitment to Do the Right Thing. And finally, by following our first four Beliefs, we ultimately will Thrive Together a concept tied directly to our Purpose that to succeed, we must work to ensure all those connected to our business also succeed. And we have been succeeding. Today we have top brands in six U.S. categories and Hostess brands would mark seven. These include trusted brands, like Milk-bone in Dog Snacks, Uncrustables in Frozen Handhelds, Meow Mix in Cat Food and Folgers and Dunkin in Roast and Ground Coffee. So why were we interested in Hostess Brands? As I shared at the beginning, we’ve been impressed by you. In fact, deeply studying your business and success for the past couple of years. And we see complementary strengths and capabilities across our two businesses. We both have beloved brands and a focus in snacking.

You’ve built an impressive snacking platform, building scale and snacking occasions, and earning an attractive position in permissible indulgence. Your robust innovation pipeline and track record have proven to be key differentiators in the category. At Smucker, we have invested in our Smucker’s Uncrustables brand, which is expected to grow around 20% this fiscal year to $800 million in sales. We have strong commercial and marketing activation capabilities highlighted by insight-led brand building and category management and have been stewards of several 100-year-old brands. Whereas our channel presence is in center store, frozen and mainstream, Hostess brands has a strong presence in perimeter and C-store channel distribution, which are newer channels to our company. We see opportunities to use our complimentary capabilities to sharpen focus on convenient consumer occasions, to expand our channel presence and explore opportunities to innovate across our family of brands. I want to close with a thank you to each of you, because while this announcement is exciting and I’m confident in the strategic decision, I know you’ll have many questions in the days ahead as we work toward close. You have our commitment that we will approach our communication with you in the same spirit of mutual respect and transparency that has guided our interactions with employees for the past 125 years. Thank you for your patience and your partnership over the ensuing months and for your deep passion for these great brands. I look forward to meeting you in person soon.

1

FORWARD LOOKING STATEMENTS This presentation includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of The J. M. Smucker Company (the “Company”) and Hostess Brands, Inc. (“Hostess Brands”), including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company's operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company's products or its competitors' products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company's capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company's businesses, including product innovation; general competitive activity in the market, including competitors' pricing practices and promotional spending levels; the Company's ability to attract and retain key talent; the concentration of certain of the Company's businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company's ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations. A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission, including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc., and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances. 2

FORTUNE
500
COMPANY

$8.5B
NET SALES IN FY23

A RICH CULTURE WITH
6,000
Talented & Experienced Employees



Growing
DOLLAR SHARE
Across ~80% of Portfolio

A family of leading
BRANDS
~80% of Households Buy Our Brands

5 Generations of Smucker Family Leadership

Jif · Smucker's Uncrustables · Smucker's · Milk-Bone · Meow Mix · Pup-Peroni · Folgers · Dunkin' · Café Bustelo

POSITIONED FOR CONTINUED GROWTH TOP BRANDS IN SEVEN U.S. CATEGORIES 95% of FY23 U.S. Retail Sales from Categories with Top Brand Position JAMS, SWEET PEANUT DOG CAT FROZEN ROAST & BAKED JELLIES, BUTTER SNACKS FOOD HANDHELD GROUND GOODS PRESERVES COFFEE 4

MUTUALLY MUTUALLY ENHANCING STRENGTHS ENHANCING STRENGTHS Hostess’ Unique Attributes Smucker Levers to Drive Continued Growth • Iconic Brands• Iconic Brands • Snacking Platform• Market Activation through Media & Field Marketing • Scaled in the Impulse Snacking Occasion• Analytics & Insight Led Brand Building/Category Management • A leader in Permissible Indulgence • Complementary Product • Robust Innovation Track-Record Technology & Pipeline • Center Store, Frozen & • Strong Perimeter & C-Store Channel Mainstream Channel Leadership Distribution SWEET BAKED GOODS COOKIES CONSUMER FOOD COFFEE PET Complementary Capabilities Sharpening Our Focus on Convenient Consumer Occasions

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of the Company and Hostess Brands, including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this communication, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the Company’s ability to attract and retain key talent; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission (the “SEC”), including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.